Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following letter was mailed on August 10, 2011 to certain Duke Energy shareholders.

Duke Energy Corporation

550 South Tryon Street

Charlotte, NC 28202

August 10, 2011

Dear Fellow Shareholder:

On behalf of the Board of Directors of Duke Energy Corporation, I am pleased to inform you that ISS Proxy Advisory Services and Glass, Lewis & Co., two leading independent proxy advisory firms, have issued reports recommending that Duke Energy shareholders vote “FOR” each of the proposals set forth in the Joint Proxy Statement/Prospectus for our Special Meeting of Shareholders, to be held on August 23, 2011, in connection with the proposed merger of Duke Energy and Progress Energy.

These favorable recommendations support our Board of Directors’ belief that the proposed merger is in the best interests of our shareholders as well as our customers, employees and the communities we serve. We urge Duke Energy shareholders to follow the Board of Directors’ recommendation, supported by ISS and Glass, Lewis & Co., by voting “FOR” (1) a 1-for-3 reverse split of our common stock, which is required for us to complete the merger, (2) the issuance of our common stock to Progress Energy shareholders in connection with the merger and (3) a proposal to permit us to adjourn our Special Meeting if necessary to solicit additional proxies if there are not sufficient votes to approve either of the first two proposals.

ISS issued a report in connection with its favorable recommendation, in which it stated that “[t]here appear to be substantial strategic benefits and cost savings in the merger between Duke and Progress . . . . In light of these factors, shareholder support is warranted.”

Glass, Lewis & Co., in a similar report, made the following statement: “we believe the proposed transaction has considerable strategic merit and expect the combined firm to benefit from broad economies of scale and greater opportunities to invest in new energy projects. We also believe the consideration to be paid for Progress Energy is reasonable to Duke Energy shareholders from a valuation perspective. . . . [W]e find the proposed transaction is in the best interests of [Duke Energy’s] shareholders.”

The Special Meeting is scheduled to be held on Tuesday, August 23, 2011. Our records indicate that you have not yet voted. Your vote is important, and we encourage you to VOTE TODAY. A proxy card is enclosed for your convenience. Please see the instructions on the enclosed proxy card for the methods that are available for you to cast your vote. If you need assistance voting your shares or have any questions regarding the proposed merger, please contact our proxy solicitor, Georgeson Inc., toll-free at (800) 509-0984.

Thank you, in advance, for your prompt attention to this very important matter.

Sincerely,

James E. Rogers

Chairman, President and CEO

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Duke Energy’s and Progress Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and Duke Energy undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy mailed the definitive joint proxy statement/prospectus to its shareholders on or about July 11, 2011. Duke Energy urges investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”